

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Lee Seng Chi
Chief Executive Officer
Founder Group Ltd
No.17, Jalan Astana 1B, Bandar Bukit Raja
41050 Klang
Selangor Darul Ehsan, Malaysia

> **Re: Founder Group Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 17, 2024**
> **CIK No. 0001989930**

Dear Lee Seng Chi:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F.

2. We note your response to comment 1. Please revise to disclose the individuals who have voting and dispositive control over Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. on the cover, on page 36 and in the principal shareholder table on page 84.

Prospectus Summary
Overview, page 1

3.   Please revise your last paragraph in this section to also indicate the net profit for the periods ended December 31, 2021, in RM, and December 31, 2022, in RM and USD.

Risk Factors
Risks Relating to this Offering and the Trading Market
After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholder..., page 18

4.   Please revise to identify your largest shareholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

5.   Please ensure your tabular and narrative disclosure within your MD&A is consistent with your financial statements. For example purposes only and not an exhaustive list, your narrative discussion of construction cost on page 40 and your narrative and tabular disclosure of net cash provided by/(used in) operating activities on page 47 are not consistent with your financial statements.

Principal Shareholders, page 84

6.   We note you have removed the shares and percentage holdings for Thien Chiet Chai. Revise the beneficial ownership table to reflect Thien Chiet Chai's beneficial ownership in the table.

Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss), page F-6

7.   We note your response to our prior comment 20 and your revisions to your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss). Specifically, we note you now present line items for revenue from contract, revenue from trading, cost of sales from contract, and costs of sales from trading. The nature of your revenue is not clear from the descriptions on your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss). Please revise for clarity and/or consistency with your descriptions in your note 15, or advise.

Consolidated Statements of Cash Flow, page F-8

8.   We note your response to prior comment 22. We continue to be unclear why you have reflected a cash inflow of RM1,704,989 from the effect of business combination under common control. In this regard, it does not appear that you received cash consideration of RM 1,704,989 related to such acquisitions nor does it appear that you have reflected a loss within your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) related to these acquisitions that would require such adjustment on your

Consolidated Statements of Cash Flows. Please advise or revise.

Note 5. Acquisition of Assets and Business from Solar Bina Engineering Sdn. Bhd., page F-18

9.   We note your response to prior comment 26. Please clarify for us and in your filing the nature of the RM1,020,236 consideration transferred by Founder Energy Sdn. Bhd. in exchange for assets of Solar Bina Engineering Sdn. Bhd. ("Solar Bina"). Within your revisions, please disclose if such consideration was cash or disclose the non-cash form of consideration given. In addition, please tell us the name of the parties that received such consideration.

Note 11. Related Parties Transaction, page F-22

10.   We note your responses to our prior comments 20 and 25. In response to prior comment 20 you indicate that revenue and expense from/incurred by Solar Bina from January 1, 2021 – July 31, 2021 are reflected on a consolidated basis within the Founder Group Limited financial statements but not thereafter. You cite the reason for this presentation is despite being indirectly under common control of the company, the company does not directly control Solar Bina. With respect to your response, please address the following:
- Please clarify for us how you determined that the registrant does not control Solar Bina. In this regard, please address that it appears that Solar Bina was acquired by Founder Energy Sdn. Bhd., on July 31, 2021 and that Founder Energy Sdn. Bhd., is 100% owned by the registrant.
-
- Given your statement that the registrant has no direct control over Solar Bina, please further clarify how you determined that the July 31, 2021 Business and Asset Transfer Agreement required that pre-July 31, 2021 Solar Bina revenues and expenses be consolidated in the company financials, but not consolidated thereafter. Please cite any relevant accounting guidance.

Note 21. Segment Reporting, page F-27

11.   We note your response to prior comment 23 and your revisions to your filing. Please further revise to add all remaining applicable segment disclosures required by IFRS 8, paragraphs 20 – 33. Additionally, within the "Results of Operations" section of MD&A please report profit or loss by segment for each year, including the specific expenses included in reported segment profit and loss, and a related narrative discussion of year-over-year variances in segment profit and loss.

     Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ying Li